UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Stephen G. Schuler

Serenity Investments, LLC

830 North Boulevard

Oak Park, Illinois

(708) 386-0441

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,239,400 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,239,400 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,239,400 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 12,526,451 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).

(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”). Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein.
(3)	Calculated based on a total of 127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,369,050 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,369,050 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,369,050 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 12,526,451 Class A Common Shares held by Serenity, (ii) 4,712,949 Warrant Shares held by Serenity, (iii) 96,543 Class A Common Shares held by the MNE Family Trust and (iv) 33,107 Warrant Shares held by the MNE Family Trust.

2)	12,526,451 Class A Common Shares and 4,712,949 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

96,543 Class A Common Shares and 33,107 Warrant Shares reported in the table above are held directly by the MNE Family Trust. Stephen G. Schuler serves as co-trustee of the MNE Family Trust and may be deemed to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 127,176,254 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,746,056 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,239,400 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,239,400 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,239,400 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 12,526,451 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler

may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(3)	Calculated based on a total of 127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 2 (this “Amendment No. 2”) amends Amendment No. 1 dated November 1, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1 and this Amendment No. 2, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 2 reflects transactions and developments through December 9, 2013 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 2 is being filed to reflect sales made pursuant to the previously-disclosed Rule 10b5-1 Plan.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

There has been no change to the information disclosed in Item 4 of Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D relates to the beneficial ownership of 17,239,400 Class A Common Shares, which include (i) 12,526,451 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such 17,239,400 shares represent 13.6% of the outstanding Class A Common Shares (based on a total of 127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares). All of these Class A Common Shares and Warrant Shares are held by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity Investments, LLC that together represent a controlling equity interest in Serenity Investments, LLC. Each of Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Solely with respect to Stephen G. Schuler, this Schedule 13D also relates to the beneficial ownership of an additional 129,650 Class A Common Shares, which include (i) 96,543 Class A Common Shares and (ii) 33,107 Warrant Shares. Together with the 17,239,400 shares described in the preceding paragraph, these shares represent 13.7% of the outstanding Class A Common Shares (based on a total of 127,176,254 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,746,056 Warrant Shares). All of the 129,650 Class A Common Shares and Warrant Shares are held by the MNE Family Trust. Stephen G.

Schuler is co-trustee of this trust and may be deemed to share voting and dispositive power with respect to these securities. Stephen G. Schuler disclaims beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) As described in Item 4 of Amendment No. 1, Serenity Investments, LLC entered into a Rule 10b5-1 Plan on November 1, 2013 with respect to 2,200,000 Class A Common Shares. From December 1, 2013, the effective date of the Rule 10b5-1 Plan, through December 9, 2013, an aggregate of 1,217,066 Class A Common Shares have been sold pursuant to the Rule 10b5-1 Plan, as set forth on Annex A. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the filing of Amendment No. 1.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated November 1, 2013 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2013	SERENITY INVESTMENTS, LLC

	By:	/s/ Stephen G. Schuler
	Name:	Stephen G. Schuler
	Title:	President of its Manager

Date: December 11, 2013	/s/ Stephen G. Schuler
STEPHEN G. SCHULER

Date: December 11, 2013	/s/ Mary Jo Schuler
MARY JO SCHULER

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated November 1, 2013 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 1

ANNEX A

Recent Transactions by the Reporting Persons in the Class A Common Shares or Warrant Shares

Set forth below is a summary of transactions effected by the Reporting Persons in the Class A Common Shares or Warrant Shares since the filing of Amendment No. 1. All transactions are open market sales of Class A Common Shares effected pursuant to the Rule 10b5-1 Plan dated November 1, 2013 between Serenity Investments, LLC and William Blair & Company, L.L.C.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
12/02/2013	102,194	$11.85
12/03/2013	266,444	$11.48
12/04/2013	148,428	$11.35
12/05/2013	100,000	$11.35
12/06/2013	300,000	$11.48
12/09/2013	300,000	$11.87